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                              June 25, 2020

       Rajeev Singh
       Chief Executive Officer
       Accolade, Inc.
       1201 Third Avenue
       Suite 1700
       Seattle, WA 98101

                                                        Re: Accolade, Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed June 24, 2020
                                                            File No. 333-236786

       Dear Mr. Singh:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 19, 2020 letter.

       Amendment No. 2 to Form S-1 filed June 24, 2020

       The Offering, page 15

   1. It appears the number of common stock to be outstanding after the offering disclosed on page 15 and elsewhere
is based on the actual number outstanding on February 29, 2020, whereas on page 17 and
elsewhere it is based on the actual number outstanding on May
                                                        31, 2020. Please revise
your disclosure to consistently present the number of shares expected to be
outstanding after the offering, as appropriate.
       Capitalization, page 70

   2. In view of the estimated offering price range that has been assumed in the filing, please
 Rajeev Singh
Accolade, Inc.
June 25, 2020
Page 2
         tell us (and revise your disclosure as appropriate) which automatic conversion condition for your convertible preferred stock disclosed on page F-25 is operable.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Quarterly Results of Operations
Quarterly Trends, page 93

3. Refer to your response to prior comment 1. Please explain to us why the change in the form of the fiscal 2020 bonus payment from cash to fully vested stock options decreased the amount of the related expense. In this regard, tell us whether and to what extent the fair value of the option awards were lower than the cash awards, the factors contributing to such difference, the per share amount upon which the fair value of the stock options was based and the basis for the per share amount used.
       You may contact Keira Nakada at (202) 551-3659 or Doug Jones at (202) 551-3309 if
you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or Dieter King at (202) 551-8071 with any other questions.



FirstName LastNameRajeev Singh                                Sincerely,
Comapany NameAccolade, Inc.
                                                              Division of
Corporation Finance
June 25, 2020 Page 2                                          Office of Trade &
Services
FirstName LastName